UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Domark International, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

257055103

(CUSIP Number)

Andrew Ritchie

34 King Street East, Suite 1102

Toronto, Ontario M5C 1E9

CANADA

(905) 823-2225

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 257055103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ANDREW RITCHIE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC PF OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED KINGDOM

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,708,158,000
	8.	SHARED VOTING POWER NONE
	9.	SOLE DISPOSITIVE POWER 9,377,000,000
	10.	SHARED DISPOSITIVE POWER NONE

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,377,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.93%
14.	TYPE OF REPORTING PERSON (see instructions) IN

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CUSIP No. 257055103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARTHUR THOMAS CROMPTON
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC PF OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,147,438,667
	8.	SHARED VOTING POWER NONE
	9.	SOLE DISPOSITIVE POWER 6,260,000,000
	10.	SHARED DISPOSITIVE POWER NONE

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,260,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.90%
14.	TYPE OF REPORTING PERSON (see instructions) IN

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Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001, of Domark International, Inc. (“Domark”). Domark’s principal executive office is located at 34 King Street East, Suite 1102, Toronto, Ontario M5C 1E9, Canada.

Item 2. Identity and Background.

This Schedule 13D is being filed on behalf of the following persons:

Andrew Ritchie, a citizen of the United Kingdom.

Arthur Thomas Crompton, a citizen of the United States.

The above persons are collectively referred to herein as the “Reporting Persons.”

Andrew Ritchie is the Chief Executive Officer of Domark. Arthur Thomas Crompton is the Chief Financial Officer of Domark. Neither Mr. Ritchie nor Mr. Crompton have been convicted in a criminal proceeding required to be disclosed in this Schedule 13D. Neither Mr. Ritchie nor Mr. Crompton are subject to a civil proceeding required to be disclosed in this Schedule 13D.

Item 3. Source or Amount of Funds or Other Consideration.

The funds used for the acquisition leading to the filing of this Schedule 13D were the conversion of accrued compensation due to Mr. Ritchie and Mr. Crompton, as well as the conversion of advances that Mr. Ritchie and Mr. Crompton made to Domark.

Item 4. Purpose of Transaction.

On August 12, 2015, Domark designated its Series B Convertible Preferred Stock, which allows the holder to convert each share of Series B Convertible Preferred Stock into 8,000 shares of Domark common stock. In addition, the holders of Series B Convertible Preferred Stock have voting rights, voting separately as a class, to an amount of votes equal to 51% of the voting power of Domark.

On August 13, 2015, Mr. Ritchie was issued 1,170,000 shares of Series B Convertible Preferred Stock, thereby entitling him to convert these shares into 9,360,000,000 shares of Domark common stock and to 5,421,266,090 votes.

On August 13, 2015, Mr. Crompton was issued 780,000 shares of Series B Convertible Preferred Stock, thereby entitling him to convert these shares into 6,240,000,000 shares of Domark common stock and to 3,614,177,394 votes.

Domark agreed to issue these shares and Mr. Ritchie and Mr. Crompton agreed to accept them in exchange for their accrued compensation and in repayment of their advances to Domark on August 12, 2015. However, these issuances did not become effective until the Secretary of State of Nevada recorded Domark’s Certificate of Designation of its Series B Convertible Preferred Stock on August 13, 2015.

The purpose of this transaction was to place the majority of the voting power of Domark into the control of Mr. Crompton and Mr. Ritchie. Mr. Crompton and Mr. Ritchie intend to cause Domark to undertake a reverse split of Domark’s common stock. Mr. Crompton and Mr. Ritchie may cause Domark to undertake other actions to its corporate structure as well.

As a result of the designation of Series B Convertible Preferred Stock and the issuance of this stock to Mr. Ritchie and Mr. Crompton, acquisition of control of Domark will not be possible unless Mr. Crompton and Mr. Ritchie agree to such acquisition.

Item 5. Interest in Securities of the Issuer.

The only transaction that Mr. Ritchie has undertaken in Domark stock in the past 60 days is the acquisition of 1,170,000 shares of Series B Convertible Preferred Stock, convertible into 9,360,000,000 shares of Domark common stock and which entitles Mr. Ritchie to 5,421,266,090 votes, as stated earlier.

The only transaction that Mr. Crompton has undertaken in Domark stock in the past 60 days is the acquisition of 780,000 shares of Series B Convertible Preferred Stock, convertible into 6,240,000,000 shares of Domark common stock and which entitles Mr. Crompton to 3,614,177,394 votes, as stated earlier.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Ritchie and Mr. Crompton intend to vote all of their shares in favor of Domark’s reverse split once it is undertaken. In addition, Mr. Ritchie and Mr. Crompton intend to vote all of their shares in favor of the election of Andrew Ritchie as sole director of Domark. Mr. Ritchie and Mr. Crompton also intend to vote their shares in favor of any other restructuring proposals requiring a shareholder vote.

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement

Exhibit 99.2	Unanimous Consent of the Board of Directors of Domark International, Inc. (August 12, 2015)

Exhibit 99.3	Letter from Andrew Ritchie to Domark International, Inc.

Exhibit 99.4	Letter from Thomas Crompton to Domark International, Inc.

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CUSIP No. 88033R304

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANDREW RITCHIE

August 24, 2015	By:	/s/ Andrew Ritchie

ARTHUR THOMAS CROMPTON

August 24, 2015	By:	/s/ Arthur Thomas Crompton

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